UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   846822104
                                 (CUSIP Number)

                             Michael Emanuel, Esq.
                         c/o Loeb Partners Corporation
                 61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
      (Name, address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 30, 2005
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

                                                                   (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [    ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                  7  SOLE VOTING POWER
SHARES                        34,440 Shares of Common stock
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                      25,917 Shares of Common stock
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                     34,440 Shares of Common stock
PERSON WITH               10  SHARED DISPOSITIVE POWER
                              25,917 Shares of Common stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           60,357 Shares of Common stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.30%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA

                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

                                                                    (b)[ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
   PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF                  7  SOLE VOTING POWER
SHARES                        732,604 Shares of Common stock
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                      -----
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                     732,604 Shares of Common stock
PERSON WITH               10  SHARED DISPOSITIVE POWER
                              -----

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         732,604 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.57%

14  TYPE OF REPORTING PERSON*
         PN, BD

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

                                                                   (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF                  7  SOLE VOTING POWER
SHARES                        68,019 Shares of Common stock
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                      --------
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                     68,019 Shares of Common stock
PERSON WITH               10  SHARED DISPOSITIVE POWER
                              -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         68,019 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.33%

14 TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

                                                                   (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                  7  SOLE VOTING POWER
SHARES                        93,528 Shares of Common stock
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                      -----
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                     93,528 Shares of Common stock
PERSON WITH               10  SHARED DISPOSITIVE POWER
                              -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         93,528 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.46%

14 TYPE OF REPORTING PERSON*
         PN

                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]

                                                                   (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF                  7  SOLE VOTING POWER
SHARES                        54,692 Shares of Common stock
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                      -----
EACH                       9  SOLE DISPOSITIVE POWER
REPORTING                     54,692 Shares of Common stock
PERSON WITH               10  SHARED DISPOSITIVE POWER
                              -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         54,692 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.27%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

          This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

     Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company . Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Compensation.
------   ------------------------------------------------

     Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.  Purpose of Transaction.
------   ----------------------

     LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a) The persons reporting hereby owned the following shares of Common Stock as of June 30, 2005.

                                      Shares of Common Stock

Loeb Arbitrage Fund                          732,604
Loeb Partners Corporation*                    60,357
Loeb Offshore Fund Ltd.                       68,019
Loeb Marathon Fund LP                         93,528
Loeb Marathon Offshore Fund, Ltd.             54,692
                                            --------
                                           1,009,200

The total shares of Common Stock constitute 4.92% of the 20,516,000 outstanding shares of Common Stock as reported by the Issuer.

-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) Loeb Arbitrage Fund has the sole power to direct the vote and the sole power to direct the disposition of the 732,604 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Partners Corporation has the sole power to direct the vote and the sole power to direct the disposition of 34,440 shares of Common Stock that may be deemed to be beneficially owned by it and shared power to direct the vote and direct the disposition of 25,917 shares of Common Stock that may be deemed to be beneficially owned by it.* Loeb Offshore Fund Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 68,019 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Fund LP has the sole power to direct the vote and the sole power to direct the disposition of the 93,528 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Offshore Fund, Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 54,692 shares of Common Stock that may be deemed to be beneficially owned by it.

-------------------------
*Power is shared with respect to shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(c) The following purchases and sales of Common Stock have been made since June 30, 2005:

                                   Purchases of Common Stock
                                   -------------------------

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                                  None

Holder
Loeb Arbitrage Fund               Date     Shares      Average Price

                                  None
Holder
Loeb Offshore Fund                Date     Shares      Average Price

                                  None

Holder
Loeb Marathon Fund                Date     Shares      Average Price


                                  None

Holder
Loeb Marathon Offshore            Date     Shares      Average Price
 Fund Ltd.

                                  None

                                     Sales of Common Stock

Holder                            Date     Shares      Average Price
Loeb Partners Corp.
                              06-14-05        511              13.47
                              06-14-05        385              13.47
                              06-15-05         90              13.80
                              06-15-05        641              13.80
                              06-16-05        681              14.61
                              06-16-05        512              14.61
                              06-21-05        328              13.95
                              06-21-05       1448              13.95
                              06-22-05        862              13.96
                              06-23-05       2667              14.06
                              06-24-05        834              14.22
                              06-27-05        107              14.29
                              06-29-05       2099              14.45
                              06-30-05       4077              14.65

Holder                            Date     Shares      Average Price
Loeb Arbitrage Fund
                              06-14-05     10,877              13.47
                              06-15-05     18,886              13.80
                              06-16-05     14,501              14.61
                              06-21-05      17578              13.94
                              06-21-05       3988              13.94
                              06-22-05      10466              13.96
                              06-23-05      32377              14.05
                              06-24-05      10124              14.21
                              06-27-05       1310              14.28
                              06-29-05      25478              14.45
                              06-30-05      49495              14.65


Holder                            Date     Shares      Average Price
Loeb Offshore Fund
                              06-14-05      1,010              13.47
                              06-15-05      1,682              13.80
                              06-16-05      1,346              14.61
                              06-21-05       1632              13.94
                              06-21-05        370              13.94
                              06-22-05        972              13.96
                              06-23-05       3006              14.05
                              06-24-05        940              14.21
                              06-27-05        121              14.28
                              06-29-05       2365              14.45
                              06-30-05       4595              14.65

Holder                            Date     Shares      Average Price
Loeb Marathon Fund            06-14-05       1627              13.47
                              06-15-05       2716              13.80
                              06-16-05       2172              14.61
                              06-21-05        598              13.94
                              06-21-05       2625              13.94
                              06-22-05       2200              13.96
                              06-23-05       4850              14.05
                              06-24-05       2500              14.21
                              06-28-05        300              14.28
                              06-30-05       5200              14.49
                              06-30-05      19573              14.55
                              06-30-05      11000              14.65

Holder                            Date     Shares      Average Price
Loeb Marathon Offshore
Fund
                              06-14-05        590              13.47
                              06-15-05        985              13.80
                              06-16-05        788              14.61
                              06-21-05        216              13.94
                              06-21-05        964              13.94
                              06-23-05       1750              14.05
                              06-30-05       9573              14.58


   All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e) June 30, 2005.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to the Issuer.
         --------------

         None.

Item 7.  Materials to be Filed as Exhibits.
-------  ----------------------------------

         Previously filed.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  July 6, 2005                             Loeb Partners Corporation


                                      By: /s/ Gideon J. King
                                              Executive Vice President

  July 6, 2005                            Loeb Arbitrage Fund

                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                              President

  July 6, 2005                            Loeb Offshore Fund Ltd.



                                      By: /s/ Gideon J. King
                                               Director

  July 6, 2005                        Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                      By: /s/ Gideon J. King
                                               President

July 6, 2005                          Loeb Marathon Offshore Fund


                                      By: /s/ Gideon J. King
                                               Director